FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer



                      Pursuant to Rule 13A-16 or 15D1-6 of
                       the Securities Exchange Act of 1934


For the month of:  July 2004

Commission File Number:  000-26165


                            IQ POWER TECHNOLOGY INC.
                (Translation of registrant's name into English)


                                  Erlenhof Park
                              Inselkammer Strasse 4
                          D-82008 Unterhaching, Germany
       -------------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F  [X]          Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes ______               No ______


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -- _________

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      iQ POWER TECHNOLOGY INC.


                                      By /s/ Gregory A. Sasges
                                         --------------------------------------
                                         Gregory A. Sasges,
                                         Corporate Secretary


Date:  July 30, 2004

PRESS RELEASE


iQ POWER APPOINTS DR. WEININGER AS CFO - REDUCTION OF THE BOARD

Wednesday July 14, 5:00 am ET

MUNICH, Germany, July 14 /PRNewswire-FirstCall/ -- iQ Power Technology Inc. (IQP: Frankfurt; IQPR: OTC US Bulletin Board) announces the appointment of Dr. Herbert Weininger as iQ's new Chief Financial Officer, a position which was previous held provisionally by CEO Peter E. Braun. Dr. Weininger is a former CEO of the German listed Sputz AG and has an extensive experience as an independent lawyer, consultant, and financial adviser. The graduated lawyer looks back on a career of 20 years with several German banks in different positions in Germany and abroad.

"I am looking forward to having the opportunity to build such an innovative company as iQ Power. iQ's excellent prospects moved me to support the dynamic team of scientists and engineers. I am confident I can strengthen iQ's financial groundwork and contribute my expertise in structuring the anticipated growth of the company," stated Dr. Weininger.

At the Company's annual meeting held on June 30, 2004, in Vancouver, Canada, the shareholders of iQ Power approved the reduction of the board from 6 to 4 directors. The following directors were elected: Hans Ambos, Peter Braun, Russell French, and Dr. Herbert Weininger. All 3 former directors who were not standing for reelection remain in the company. In the same active positions are Dr. Gunther Bauer as CTO and Gregory Sasges as Corporate Secretary. Rudolf Heinz sought and has accepted a role as special financial advisor to iQ.

Peter E. Braun, President and CEO of iQ Power remarked, "We are very pleased to have in Dr. Weininger such an experienced and successful Manager on our board. Together with the other new team members in our financial department, I am confident we have a first class finance team strengthening this important part of the company. We anticipate these changes in our board size and financial department will enable iQ Power to streamline operations and work faster and thus more efficiently accomplish upcoming tasks and challenges."

The following is a "safe harbor" statement under the private Securities Litigation Reform Act of 1995: Information published by iQ Power contains forward-looking statements regarding anticipated developments and agreements. These forward-looking statements address future events and conditions and involve inherent risks and uncertainties that may cause actual results to differ materially from anticipated results. Such risks and uncertainties include, but are not limited to, risks associated with iQ Power's ability to achieve the objectives of its business strategy, iQ's ability to raise additional financing on acceptable terms to fund its strategic plan, the accuracy and sufficiency of iQ's anticipated operating budget to implement its strategic plan, risks related to the production and commercialization of the MagiQ battery, potential fluctuations in operating and research and development expenses, project and product development contingencies, and iQ's ability to generate revenue from the sale of its battery and energy management products and through licensing its technologies. The reader is cautioned not to place undue reliance on forward-looking statements.